UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 27, 2008

 BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [ ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat
27 November 2008

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited
Swiss Stock Exchange
Deutsche Bank
UBS Zurich

For announcement to market

Please find attached the results of the business conducted at the meetings of shareholders of BHP Billiton Limited ("Limited") held in Melbourne, Australia on 27 November 2008 and BHP Billiton Plc ("Plc") held in London, United Kingdom on 23 October 2008.

As required by the Dual Listed Companies Structure, a poll was conducted on each of the proposed resolutions. Each resolution is a Joint Electorate Action. The poll results for BHP Billiton Limited and BHP Billiton Plc are attached.

The final proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares) is detailed in Appendix 1.

Jane McAloon

Group Company Secretary

The poll results for BHP Billiton Limited and BHP Billiton Plc as follows:

	Business	Votes For	Votes Against	Votes Abstained	Result

1	Receipt of the Financial Statements and Reports of BHP Billiton Plc (an ordinary resolution)	2,961,057,847	5,382,532	4,769,933	CARRIED

2	Receipt of the Financial Statements and Reports of BHP Billiton Limited (an ordinary resolution)	2,961,412,562	5,207,518	4,598,190	CARRIED

3	Re-election of Mr P M Anderson as a director of BHP Billiton Plc (an ordinary resolution)	2,953,253,505	14,405,578	3,460,239	CARRIED

4	Re-election of Mr P M Anderson as a director of BHP Billiton Limited (an ordinary resolution)	2,953,059,077	14,630,118	3,398,233	CARRIED

5	Re-election of Mr D R Argus as a director of BHP Billiton Plc (an ordinary resolution)	2,942,744,205	25,186,956	3,249,367	CARRIED

6	Re-election of Mr D R Argus as a director of BHP Billiton Limited (an ordinary resolution)	2,943,012,352	25,052,783	3,156,608	CARRIED

7	Re-election of Dr J G S Buchanan as a director of BHP Billiton Plc (an ordinary resolution)	2,962,150,339	5,570,202	3,406,709	CARRIED

8	Re-election of Dr J G S Buchanan as a director of BHP Billiton Limited (an ordinary resolution)	2,962,191,553	5,503,387	3,428,251	CARRIED

9	Re-election of Mr D A Crawford as a director of BHP Billiton Plc (an ordinary resolution)	2,953,167,392	13,618,980	4,324,677	CARRIED

10	Re-election of Mr D A Crawford as a director of BHP Billiton Limited (an ordinary resolution)	2,953,179,927	13,684,109	4,250,097	CARRIED

11	Re-election of Mr J Nasser as a director of BHP Billiton Plc (an ordinary resolution)	2,956,827,558	10,594,526	3,641,906	CARRIED

12	Re-election of Mr J Nasser as a director of BHP Billiton Limited (an ordinary resolution)	2,957,020,175	10,482,194	3,566,026	CARRIED

13	Re-election of Dr J M Schubert as a director of BHP Billiton Plc (an ordinary resolution)	2,962,220,943	5,352,788	3,529,314	CARRIED

14	Re-election of Dr J M Schubert as a director of BHP Billiton Limited (an ordinary resolution)	2,962,217,686	5,372,025	3,518,386	CARRIED

15	Election of Mr A L Boeckmann as a director of BHP Billiton Plc (an ordinary resolution)	2,926,970,061	39,779,729	4,342,821	CARRIED

16	Election of Mr A L Boeckmann as a director of BHP Billiton Limited (an ordinary resolution)	2,926,856,593	39,970,127	4,255,006	CARRIED

17	Election of Mr S Mayne as a director of BHP Billiton Plc (an ordinary resolution)	365,652,161	2,588,562,777	19,916,590	NOT CARRIED

18	Election of Mr S Mayne as a director of BHP Billiton Limited (an ordinary resolution)	365,906,725	2,588,337,573	19,857,072	NOT CARRIED

19	Election of Dr D R Morgan as a director of BHP Billiton Plc (an ordinary resolution)	2,960,473,957	6,616,333	4,015,678	CARRIED

20	Election of Dr D R Morgan as a director of BHP Billiton Limited (an ordinary resolution)	2,960,603,592	6,610,269	3,891,107	CARRIED

21	Election of Mr K C Rumble as a director of BHP Billiton Plc (an ordinary resolution)	2,959,951,478	6,894,543	4,220,308	CARRIED
22	Election of Mr K C Rumble as a director of BHP Billiton Limited (an ordinary resolution)	2,960,052,575	6,884,054	4,148,510	CARRIED
23	Re-appointment of KPMG Audit Plc as auditor of BHP Billiton Plc (an ordinary resolution)	2,930,314,537	8,958,381	31,793,096	CARRIED

24	Renewal of the general authority to allot shares in BHP Billiton Plc (an ordinary resolution)	2,831,839,326	128,802,441	10,419,092	CARRIED

25	Renewal of the disapplication of pre-emption rights in BHP Billiton Plc (a special resolution)	2,863,249,354	87,189,321	20,587,523	CARRIED

26	Approval of the repurchase of shares in BHP Billiton Plc (a special resolution)	2,944,181,391	8,602,805	18,262,346	CARRIED

27	Approval of the cancellation of shares in BHP Billiton Plc held in BHP Billiton Limited each of the following dates (each one a special resolution):
27(i)	30 April 2009	2,939,697,103	2,944,074	13,549,400	CARRIED

27(ii)	29 May 2009	2,954,556,749	2,937,091	13,554,057	CARRIED

27(iii)	15 June 2009	2,954,565,149	2,944,349	13,538,399	CARRIED

27(iv)	31 July 2009	2,954,555,898	2,942,862	13,549,137	CARRIED

27(v)	15 September 2009	2,954,678,373	2,839,653	13,529,871	CARRIED

27(vi)	30 November 2009	2,954,532,078	3,091,565	13,391,720	CARRIED

28	Approval of the Remuneration Report (an ordinary resolution)	2,885,455,350	48,995,064	24,691,675	CARRIED

29	Amendments to Rules of Group Incentive Scheme (an ordinary resolution)	2,731,253,648	164,904,880	74,763,021	CARRIED

30	Approval of the grant of awards to Mr M J Kloppers under the GIS and the LTIP (an ordinary resolution)	2,856,144,616	69,584,792	45,188,655	CARRIED

31	Approve a change to the maximum aggregate remuneration paid by BHP Billiton Plc to non-executive Directors in any year (an ordinary resolution)	2,853,531,184	77,414,486	8,426,551	CARRIED

32	Approve a change to the maximum aggregate remuneration paid by BHP Billiton Limited to non-executive Directors in any year (an ordinary resolution)	2,853,711,391	77,154,228	8,633,307	CARRIED

33	To approve the amendments to the Articles of Association of BHP Billiton Plc (a special resolution)	2,937,261,503	10,279,794	23,474,193	CARRIED

34	To approve the amendments to the Constitution of BHP Billiton Limited (a special resolution)	2,937,985,153	9,741,717	23,307,640	CARRIED

APPENDIX 1

BHP Billiton Limited & BHP Billiton Plc - Final Proxy Position

		Limited	Plc
1	Receipt of the Financial Statements and Reports of BHP Billiton Plc

	Total number of proxy votes exercisable by all proxies validly appointed	1,413,614,443	1,471,051,535

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,343,555,488	1,467,053,561
	was to vote against the resolution	1,587,702	3,793,492
	was to abstain on the resolution	2,999,076	1,770,857
	may vote at the proxy's discretion	68,471,253	204,482

2	Receipt of the Financial Statements and Reports of BHP Billiton Limited

	Total number of proxy votes exercisable by all proxies validly appointed	1,413,794,342	1,471,040,729

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,343,983,308	1,467,032,946
	was to vote against the resolution	1,408,431	3,797,749
	was to abstain on the resolution	2,815,602	1,782,588
	may vote at the proxy's discretion	68,402,603	210,034

3	Re-election of Mr P M Anderson as a director of BHP Billiton Plc

	Total number of proxy votes exercisable by all proxies validly appointed	1,413,465,729	1,472,455,319

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,339,436,672	1,464,183,961
	was to vote against the resolution	6,221,066	8,060,308
	was to abstain on the resolution	3,140,984	319,255
	may vote at the proxy's discretion	67,807,991	211,050

4	Re-election of Mr P M Anderson as a director of BHP Billiton Limited

	Total number of proxy votes exercisable by all proxies validly appointed	1,413,539,986	1,472,455,319

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,339,436,857	1,464,173,880
	was to vote against the resolution	6,281,059	8,063,928
	was to abstain on the resolution	3,078,978	319,255
	may vote at the proxy's discretion	67,822,070	217,511

5	Re-election of Mr D R Argus as a director of BHP Billiton Plc

	Total number of proxy votes exercisable by all proxies validly appointed	1,413,683,337	1,472,459,739

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,333,479,612	1,460,095,999
	was to vote against the resolution	12,756,368	12,157,204
	was to abstain on the resolution	2,934,532	314,835
	may vote at the proxy's discretion	67,447,357	206,536

6	Re-election of Mr D R Argus as a director of BHP Billiton Limited

	Total number of proxy votes exercisable by all proxies validly appointed	1,413,776,686	1,472,459,149

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,333,600,368	1,460,089,893
	was to vote against the resolution	12,793,660	12,155,409
	was to abstain on the resolution	2,841,183	315,425
	may vote at the proxy's discretion	67,382,658	213,847

7	Re-election of Dr J G S Buchanan as a director of BHP Billiton Plc

	Total number of proxy votes exercisable by all proxies validly appointed	1,413,524,460	1,472,457,609

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,341,864,255	1,470,356,405
	was to vote against the resolution	3,683,934	1,889,574
	was to abstain on the resolution	3,089,754	316,955
	may vote at the proxy's discretion	67,976,271	211,630

8	Re-election of Dr J G S Buchanan as a director of BHP Billiton Limited

	Total number of proxy votes exercisable by all proxies validly appointed	1,413,499,411	1,472,457,057

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,341,926,059	1,470,349,968
	was to vote against the resolution	3,580,937	1,888,623
	was to abstain on the resolution	3,110,734	317,517
	may vote at the proxy's discretion	67,992,415	218,466

9	Re-election of Mr D A Crawford as a director of BHP Billiton Plc

	Total number of proxy votes exercisable by all proxies validly appointed	1,413,463,286	1,471,594,928

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,341,658,892	1,461,847,168
	was to vote against the resolution	3,804,454	9,541,270
	was to abstain on the resolution	3,145,031	1,179,646
	may vote at the proxy's discretion	67,999,940	206,490

10	Re-election of Mr D A Crawford as a director of BHP Billiton Limited

	Total number of proxy votes exercisable by all proxies validly appointed	1,413,540,588	1,471,595,290

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,341,785,998	1,461,839,473
	was to vote against the resolution	3,868,674	9,542,179
	was to abstain on the resolution	3,070,813	1,179,284
	may vote at the proxy's discretion	67,885,916	213,638

11	Re-election of Mr J Nasser as a director of BHP Billiton Plc

	Total number of proxy votes exercisable by all proxies validly appointed	1,413,290,093	1,472,451,050

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,339,955,510	1,467,128,182
	was to vote against the resolution	5,295,656	5,115,335
	was to abstain on the resolution	3,318,652	323,254
	may vote at the proxy's discretion	68,038,927	207,533

12	Re-election of Mr J Nasser as a director of BHP Billiton Limited

	Total number of proxy votes exercisable by all proxies validly appointed	1,413,369,398	1,472,452,030

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,340,211,107	1,467,121,349
	was to vote against the resolution	5,182,981	5,115,678
	was to abstain on the resolution	3,243,482	322,544
	may vote at the proxy's discretion	67,975,310	215,003

13	Re-election of Dr J M Schubert as a director of BHP Billiton Plc

	Total number of proxy votes exercisable by all proxies validly appointed	1,413,400,894	1,472,451,428

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,341,446,752	1,470,858,117
	was to vote against the resolution	3,880,358	1,385,001
	was to abstain on the resolution	3,206,168	323,146
	may vote at the proxy's discretion	68,073,784	208,310

14	Re-election of Dr J M Schubert as a director of BHP Billiton Limited

	Total number of proxy votes exercisable by all proxies validly appointed	1,413,417,780	1,472,450,522

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,341,511,134	1,470,850,783
	was to vote against the resolution	3,900,010	1,384,586
	was to abstain on the resolution	3,196,434	321,952
	may vote at the proxy's discretion	68,006,636	215,153

15	Election of Mr A L Boeckmann as a director of BHP Billiton Plc

	Total number of proxy votes exercisable by all proxies validly appointed	1,412,585,234	1,472,457,120

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,337,920,702	1,450,808,645
	was to vote against the resolution	6,329,623	21,438,233
	was to abstain on the resolution	4,025,552	317,269
	may vote at the proxy's discretion	68,334,909	210,242

16	Election of Mr A L Boeckmann as a director of BHP Billiton Limited

	Total number of proxy votes exercisable by all proxies validly appointed	1,412,664,230	1,472,455,054

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,337,873,599	1,450,711,295
	was to vote against the resolution	6,437,900	21,525,771
	was to abstain on the resolution	3,937,058	317,948
	may vote at the proxy's discretion	68,352,731	217,988

17	Election of Mr S Mayne as a director of BHP Billiton Plc

	Total number of proxy votes exercisable by all proxies validly appointed	1,411,528,914	1,460,908,005

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	109,521,740	252,753,811
	was to vote against the resolution	1,237,743,561	1,207,954,631
	was to abstain on the resolution	8,027,990	11,888,600
	may vote at the proxy's discretion	64,263,613	199,563

18	Election of Mr S Mayne as a director of BHP Billiton Limited

	Total number of proxy votes exercisable by all proxies validly appointed	1,411,558,854	1,460,907,425

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	109,681,225	252,838,438
	was to vote against the resolution	1,237,681,745	1,207,861,341
	was to abstain on the resolution	7,969,028	11,888,044
	may vote at the proxy's discretion	64,195,884	207,646

19	Election of Dr D R Morgan as a director of BHP Billiton Plc

	Total number of proxy votes exercisable by all proxies validly appointed	1,412,900,543	1,472,454,214

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,339,730,495	1,470,864,038
	was to vote against the resolution	5,208,084	1,381,731
	was to abstain on the resolution	3,695,318	320,360
	may vote at the proxy's discretion	67,961,964	208,445

20	Election of Dr D R Morgan as a director of BHP Billiton Limited

	Total number of proxy votes exercisable by all proxies validly appointed	1,413,024,838	1,472,454,490

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,339,935,777	1,470,857,158
	was to vote against the resolution	5,202,126	1,381,579
	was to abstain on the resolution	3,571,023	320,084
	may vote at the proxy's discretion	67,886,935	215,753

21	Election of Mr K C Rumble as a director of BHP Billiton Plc

	Total number of proxy votes exercisable by all proxies validly appointed	1,412,672,741	1,472,454,129

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,338,557,257	1,470,864,912
	was to vote against the resolution	5,351,686	1,379,604
	was to abstain on the resolution	3,899,863	320,445
	may vote at the proxy's discretion	68,763,798	209,613

22	Election of Mr K C Rumble as a director of BHP Billiton Limited

	Total number of proxy votes exercisable by all proxies validly appointed	1,412,756,176	1,472,461,302

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,338,759,711	1,470,855,787
	was to vote against the resolution	5,332,900	1,387,901
	was to abstain on the resolution	3,828,538	319,972
	may vote at the proxy's discretion	68,663,565	217,614

23	Re-appointment of KPMG Audit Plc as auditor of BHP Billiton Plc

	Total number of proxy votes exercisable by all proxies validly appointed	1,413,264,561	1,444,311,623

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,342,379,087	1,437,573,202
	was to vote against the resolution	2,424,113	6,530,300
	was to abstain on the resolution	3,330,145	28,462,951
	may vote at the proxy's discretion	68,461,361	208,121

24	General authority to allot shares in BHP Billiton Plc

	Total number of proxy votes exercisable by all proxies validly appointed	1,410,145,953	1,468,795,615

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,325,705,335	1,355,661,827
	was to vote against the resolution	15,733,605	112,925,898
	was to abstain on the resolution	6,441,333	3,977,759
	may vote at the proxy's discretion	68,707,013	207,890

25	Renewal of the disapplication of pre-emption rights in BHP Billiton Plc

	Total number of proxy votes exercisable by all proxies validly appointed	1,408,001,885	1,460,769,255

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,325,842,742	1,386,467,308
	was to vote against the resolution	13,041,804	74,094,085
	was to abstain on the resolution	8,582,204	12,005,319
	may vote at the proxy's discretion	69,117,339	207,862

26	Approval of repurchase of shares in BHP Billiton Plc

	Total number of proxy votes exercisable by all proxies validly appointed	1,409,836,990	1,461,287,952

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,336,249,192	1,456,932,876
	was to vote against the resolution	4,400,032	4,151,227
	was to abstain on the resolution	6,775,724	11,486,622
	may vote at the proxy's discretion	69,187,766	203,849

27	Approval of the cancellation of shares in BHP Billiton Plc held in BHP Billiton Limited on each of the following dates:

27(i)	30 April 2009

	Total number of proxy votes exercisable by all proxies validly appointed	1,408,112,242	1,467,729,293

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,336,279,000	1,467,241,007
	was to vote against the resolution	2,644,372	273,995
	was to abstain on the resolution	8,504,499	5,044,901
	may vote at the proxy's discretion	69,188,870	214,291

27(ii)	29 May 2009

	Total number of proxy votes exercisable by all proxies validly appointed	1,408,108,965	1,467,729,463

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,336,103,396	1,467,238,980
	was to vote against the resolution	2,637,912	273,472
	was to abstain on the resolution	8,509,326	5,044,731
	may vote at the proxy's discretion	69,367,657	217,011

27(iii)	15 June 2009

	Total number of proxy votes exercisable by all proxies validly appointed	1,408,124,623	1,467,729,463

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,336,090,002	1,467,241,365
	was to vote against the resolution	2,645,472	273,170
	was to abstain on the resolution	8,493,668	5,044,731
	may vote at the proxy's discretion	69,389,149	214,928

27(iv)	31 July 2009

	Total number of proxy votes exercisable by all proxies validly appointed	1,408,113,885	1,467,729,463

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,336,076,315	1,467,234,753
	was to vote against the resolution	2,643,985	273,170
	was to abstain on the resolution	8,504,406	5,044,731
	may vote at the proxy's discretion	69,393,585	221,540

27(v)	15 September 2009

	Total number of proxy votes exercisable by all proxies validly appointed	1,408,133,121	1,467,729,493

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,336,031,213	1,467,375,668
	was to vote against the resolution	2,673,050	138,721
	was to abstain on the resolution	8,485,170	5,044,701
	may vote at the proxy's discretion	69,428,858	215,104

27(vi)	30 November 2009

	Total number of proxy votes exercisable by all proxies validly appointed	1,408,253,013	1,467,729,308

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,335,093,403	1,467,230,033
	was to vote against the resolution	2,789,804	274,061
	was to abstain on the resolution	8,346,834	5,044,886
	may vote at the proxy's discretion	70,369,806	225,214

28	Approval of the Remuneration Report

	Total number of proxy votes exercisable by all proxies validly appointed	1,407,772,524	1,456,886,704

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,313,335,767	1,434,396,072
	was to vote against the resolution	26,300,193	22,282,237
	was to abstain on the resolution	8,806,006	15,885,669
	may vote at the proxy's discretion	68,136,564	208,395

29	Amendments to Rules of Group Incentive Scheme

	Total number of proxy votes exercisable by all proxies validly appointed	1,401,963,334	1,412,653,642

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,268,320,609	1,325,580,902
	was to vote against the resolution	65,388,953	86,867,494
	was to abstain on the resolution	14,641,590	60,121,431
	may vote at the proxy's discretion	68,253,772	205,246

30	Approve the grant of awards to Mr M J Kloppers under the GIS and the LTIP

	Total number of proxy votes exercisable by all proxies validly appointed	1,409,730,479	1,434,467,361

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,296,142,699	1,423,899,449
	was to vote against the resolution	47,085,449	10,361,197
	was to abstain on the resolution	6,881,442	38,307,213
	may vote at the proxy's discretion	66,502,331	206,715

31	Change to maximum aggregate remuneration paid by BHP Billiton Plc to non-executive Directors in any year

	Total number of proxy votes exercisable by all proxies validly appointed	1,378,330,216	1,471,367,006

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,274,377,307	1,469,603,456
	was to vote against the resolution	75,274,354	1,703,253
	was to abstain on the resolution	7,160,209	1,266,342
	may vote at the proxy's discretion	28,678,555	60,297

32	Change to maximum aggregate remuneration paid by BHP Billiton Limited to non-executive Directors in any year

	Total number of proxy votes exercisable by all proxies validly appointed	1,378,261,439	1,471,362,424

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,274,520,172	1,469,595,904
	was to vote against the resolution	75,018,631	1,700,202
	was to abstain on the resolution	7,364,850	1,268,457
	may vote at the proxy's discretion	28,722,636	66,318

33	Amendments to the Articles of Association of BHP Billiton Plc

	Total number of proxy votes exercisable by all proxies validly appointed	1,409,734,389	1,456,151,434

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,332,578,119	1,454,133,261
	was to vote against the resolution	8,478,819	1,807,514
	was to abstain on the resolution	6,853,404	16,620,789
	may vote at the proxy's discretion	68,677,451	210,659

34	Amendments to the Constitution of BHP Billiton Limited

	Total number of proxy votes exercisable by all proxies validly appointed	1,409,917,735	1,456,154,862

	Total number of proxy votes in respect of which the appointments specified that the proxy -
	was to vote for the resolution	1,333,186,629	1,454,141,745
	was to vote against the resolution	7,955,407	1,795,024
	was to abstain on the resolution	6,687,928	16,619,712
	may vote at the proxy's discretion	68,775,699	218,093

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 27 November 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary